FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 9, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 9, 2003                                        By: VICTORIA LLEWELLYN
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


5 June 2003           Abacus (GSK) Trustees Limited, as trustee of the
                      GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 4,932 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                      Share Option Plan 1991.


The Company was advised of this transaction on 6 June 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

6 June 2003

                                Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

              The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 6 June 2003, that as a result of movement in the fund on the 5 June 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,729,853 to 18,659,243 at an average price of $42.30.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

6 June 2003

                                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


6 June 2003         Abacus (GSK)  Trustees  Limited,  as trustee of the
                    GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 4,539 Ordinary Shares in the Company on behalf of a participant in the Glaxo Wellcome 1999
                    Long Term Incentive Plan at a price of(pound)12.75 per Ordinary share.

9 June 2003         Abacus (GSK)  Trustees  Limited,  as trustee of the
                    GSK Trust, transferred 6,505 Ordinary Shares in the Company to a participant in the Glaxo Wellcome
                    1999 Long Term Incentive Plan.


The Company was advised of these transactions on 9 June 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

9 June 2003

                                 Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

              The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 9 June 2003, that as a result of movement in the fund on the 6 June 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,659,243 to 18,714,907 at an average price of $41.90.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

9 June 2003